File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

19 December 2005

RECEIVED
2006 JAN -3 P 2:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC [redacted]
USA

06010014

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of three Stock Exchange Announcements released on 19 December 2005.

Yours faithfully

H. Woodall

pp. **Gemma Knowles**
Company Secretarial Assistant

PROCESSED
JAN 05 2006
THOMSON FINANCIAL

Encl.

dlw 1/4

Announcement Body Information:

On 19 December 2005, Severn Trent Plc (the "Company") received notification under Part VI of the Companies Act 1985, that AXA S.A. no longer has a notifiable interest in the Ordinary Shares of $65^{5/19}$p each of the Company.

www.severntrent.com

Announcement Body Information:

On 19 December 2005, Severn Trent Plc (the "Company) was notified that Ms Marisa Cassoni, a non-executive director of the Company, is to be appointed as a non-executive director of WSP Group plc with effect from 1 January 2006. This notification is provided in accordance with LR 9.6.14.

www.severntrent.com